SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                               FORM 11-K

(Mark One)
  [ X ]           ANNUAL REPORT PURSUANT TO SECTION 15(d)
                 OF THE SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 1996

                                   OR

[    ]           TRANSITION REPORT PURSUANT TO SECTION 15(d)
                 OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from ________ to ________

                         Commission File Number
                                 1-6699




             Employees' Voluntary Investment and Savings Plan
                 of International Multifoods Corporation
                           33 South 6th Street
                      Minneapolis, Minnesota 55402

                    (Full title and address of plan)



                  International Multifoods Corporation
                          33 South 6th Street
                      Minneapolis, Minnesota 55402
   (Name of issuer and address of principal executive offices of issuer)





                      EMPLOYEES' VOLUNTARY INVESTMENT
                            AND SAVINGS PLAN OF
                   INTERNATIONAL MULTIFOODS CORPORATION

                 Financial Statements and Supplemental Schedules

                           December 31, 1996 and 1995


                         Independent Auditors' Report

The Board of Directors
International Multifoods Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Employees' Voluntary Investment and Savings Plan of International Multifoods Corporation (the "Plan") as of
December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 1996 and 1995 and the changes in its net assets for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG Peat Marwick
Minneapolis, Minnesota
May 23, 1997




EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
OF INTERNATIONAL MULTIFOODS CORPORATION


Statement of Net Assets Available for Plan Benefits
December 31, 1996

                                                               Participant-Directed
                                    --------------------------------------------------------------------------------------------
                                     Company           Fixed        Growth        Equity      Aggressive
                                      Common          Income        Equity        Index     Growth Equity     Balanced    Loan
                                    Stock Fund         Fund          Fund          Fund         Fund            Fund      Fund
                                    ----------     ----------     -----------   ----------   ------------   ----------  --------
Investments, at fair value:
  Common stock of International
    Multifoods Corp.                $2,935,983     $        -     $         -   $        -   $        -    $        -   $      -
  Cash and common trust funds:
    Norwest Bank Minnesota, N.A.:
      Cash                                  31              -           9,133        8,767           88         5,105          -
      Short-term Investment Fund         3,143              -               -            -            -             -          -
      Stable Return Fund                     -      5,943,236               -            -            -             -          -
  Shares of registered funds:
    Fidelity Magellan Fund                   -              -      10,085,353            -            -             -          -
    Vanguard Equity Index Fund               -              -               -    5,903,477            -             -          -
    Vanguard Balanced Fund                   -              -               -            -            -     2,725,571          -
    T Rowe Price New Horizons Fund           -              -               -            -    1,314,757             -          -
Participant loan fund                        -              -               -            -            -             -    544,079
                                    ----------     -----------    -----------   ----------   ----------    ----------   --------
      Total investments              2,939,157      5,943,236      10,094,486    5,912,244    1,314,845     2,730,676    544,079

Accrued investment income               32,435              -               -            -           10             -          -
Member contributions receivable         13,957         27,211          60,128       38,487       10,829        20,927          -
Employer contributions receivable            -              -               -            -            -             -          -
                                    ----------     ----------     -----------   ----------   ----------    ----------   --------
      Total assets                   2,985,549      5,970,447      10,154,614    5,950,731    1,325,684     2,751,603    544,079

Unapplied retained Employer
   contributions                             -              -               -            -            -             -          -
                                    ----------     ----------     -----------   ----------   ----------    ----------   --------
      Net assets available for
          plan benefits             $2,985,549     $5,970,447     $10,154,614   $5,950,731   $1,325,684    $2,751,603   $544,079
                                    ==========     ==========     ===========   ==========   ==========    ==========   ========





                                    Non-
                                    participant-
                                    Directed
                                    ----------
                                     Company
                                      Common
                                    Stock Fund        Total
                                    ----------     ----------
Investments, at fair value:
  Common stock of International
    Multifoods Corp.                $8,167,229    $11,103,212
  Cash and common trust funds:
    Norwest Bank Minnesota, N.A.:
      Cash                                  86         23,210
      Short-term Investment Fund         8,744         11,887
      Stable Return Fund                     -      5,943,236
  Shares of registered funds:
    Fidelity Magellan Fund                   -     10,085,353
    Vanguard Equity Index Fund               -      5,903,477
    Vanguard Balanced Fund                   -      2,725,571
    T Rowe Price New Horizons Fund           -      1,314,757
Participant loan fund                        -        544,079
                                    ----------    -----------
      Total investments              8,176,059     37,654,782

Accrued investment income               90,227        122,672
Member contributions receivable              -        171,539
Employer contributions receivable       70,083         70,083
                                    ----------    -----------
      Total assets                   8,336,369     38,019,076

Unapplied retained Employer
   contributions                       (66,959)       (66,959)
                                    ----------    -----------
      Net assets available for
          plan benefits             $8,269,410    $37,952,117
                                    ==========    ===========

See accompanying notes to financial statements.



EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
OF INTERNATIONAL MULTIFOODS CORPORATION

Statement of Net Assets Available for Plan Benefits
December 31, 1995

                                                                                                Nonparticipant-
                                                        Participant-Directed                      Directed
                                 --------------------------------------------------------------   ----------
                                  Company       Fixed        Growth        Equity                  Company
                                   Common       Income       Equity        Index      Balanced     Common
                                 Stock Fund      Fund         Fund          Fund        Fund      Stock Fund      Total
                                 ----------   ----------   ----------   ----------   ----------   ----------   -----------
Investments, at fair value:
  Common stock of International
     Multifoods Corp.            $3,850,619   $        -   $        -   $        -   $        -   $8,078,837   $11,929,456
  Common trust funds:
    Norwest Bank Minnesota, N.A.:
      Short-term Investment Fund     33,043            -        1,600           71        1,435       69,325       105,474
      Stable Return Fund                  -    6,644,318            -            -            -            -     6,644,318
  Shares of registered funds:
    Fidelity Magellan Fund                -            -    9,019,931            -            -            -     9,019,931
    Fidelity U.S. Equity
      Index Fund                          -            -            -    3,297,217            -            -     3,297,217
    Fidelity Balanced Fund                -            -            -            -    2,653,194            -     2,653,194
                                 ----------   ----------   ----------   ----------   ----------   ----------   -----------
      Total investments           3,883,662    6,644,318    9,021,531    3,297,288    2,654,629    8,148,162    33,649,590

Accrued investment income            38,056            -            5            -            5       79,845       117,911
Member contributions receivable      16,310       26,890       55,851       27,052       20,218            -       146,321
Employer contributions receivable         -            -            -            -            -       59,574        59,574
                                 ----------   ----------   ----------   ----------   ----------   ----------   -----------
     Total assets                $3,938,028   $6,671,208   $9,077,387   $3,324,340   $2,674,852   $8,287,581   $33,973,396

Unapplied retained Employer
  contributions                           -            -            -            -            -      (71,075)      (71,075)
                                 ----------   ----------   ----------   ----------   ----------   ----------   -----------
      Net assets available
         for plan benefits       $3,938,028   $6,671,208   $9,077,387   $3,324,340   $2,674,852   $8,216,506   $33,902,321
                                 ==========   ==========   ==========   ==========   ==========   ==========   ===========

See accompanying notes to financial statements.




EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
OF INTERNATIONAL MULTIFOODS CORPORATION

Statement of Changes in Net Assets
Available for Plan Benefits
Year Ended December 31, 1996

                                                               Participant-Directed
                                    -----------------------------------------------------------------------------------------
                                     Company         Fixed        Growth        Equity      Aggressive
                                      Common        Income        Equity        Index     Growth Equity  Balanced      Loan
                                    Stock Fund       Fund          Fund          Fund         Fund         Fund        Fund
                                    ----------    ----------   -----------   ----------   -----------   ----------   --------
Investment income:
   Dividends                        $  132,898    $        -   $   133,540   $  114,580   $        -   $  159,336    $      -
   Interest                              1,011             -         6,240          137           27           23       9,518
   Net appreciation (depreciation)
    in fair value of investments      (352,565)      375,360       953,433      869,240       15,503       56,494           -
                                    ----------    ----------   -----------   ----------   ----------   ----------    --------
     Total investment income (loss)   (218,656)      375,360     1,093,213      983,957       15,530      215,853       9,518
                                    ----------    ----------   -----------   ----------   ----------   ----------    --------
Contributions:
   Members                             479,821       807,405     2,504,631    1,127,549      140,338      629,796           -
   Cash contributions by Employer            -             -             -            -            -            -           -
                                    ----------    ----------   -----------   ----------   ----------   ----------    --------
     Total contributions               479,821       807,405     2,504,631    1,127,549      140,338      629,796           -

Distributions                         (961,773)   (1,192,229)   (1,414,870)    (603,389)         (55)    (371,433)          -
Administrative expenses                 (2,943)      (31,942)       (9,638)      (5,206)           -       (3,184)          -
Fund transfers                        (248,928)     (659,355)   (1,096,109)   1,123,480    1,169,871     (394,281)    534,561
 Transfers from
   unapplied account, net                    -             -             -            -            -            -           -
                                    ----------    ----------   -----------   ----------   ----------   ----------    --------
     Net increase (decrease)
       in net assets available
       for plan benefits              (952,479)     (700,761)    1,077,227    2,626,391    1,325,684       76,751     544,079
                                    ----------    ----------   -----------   ----------   ----------   ----------    --------
Net assets available for
 plan benefits:
  Beginning of year                  3,938,028     6,671,208     9,077,387    3,324,340            -    2,674,852           -
                                    ----------    ----------   -----------   ----------   ----------   ----------    --------
  End of year                       $2,985,549    $5,970,447   $10,154,614    5,950,731   $1,325,684   $2,751,603    $544,079
                                    ==========    ==========   ===========   ==========   ==========   ==========    ========



                                    Non-
                                    participant-
                                    Directed
                                    ----------
                                     Company
                                      Common
                                    Stock Fund        Total
                                    ----------     -----------
Investment income:
   Dividends                        $  342,051     $   882,405
   Interest                              2,452          19,408
   Net appreciation (depreciation)
    in fair value of investments      (844,256)      1,073,209
                                    ----------     -----------
     Total investment income (loss)   (499,753)      1,975,022
                                    ----------     -----------
Contributions:
   Members                                   -       5,689,540
   Cash contributions by Employer    1,758,303       1,758,303
                                    ----------     -----------
     Total contributions             1,758,303       7,447,843
                                    ----------     -----------

Distributions                         (773,475)     (5,317,224)
Administrative expenses                 (7,048)        (59,961)
Fund transfers                        (429,239)              -
 Transfers from
   unapplied account, net                4,116           4,116
                                    ----------     -----------
     Net increase (decrease) in
       net assets available for
       plan benefits                    52,904       4,049,796

Net assets available for plan benefits:
  Beginning of year                  8,216,506      33,902,321
                                    ----------     -----------
  End of year                       $8,269,410     $37,952,117
                                    ==========     ===========

See accompanying notes to financial statements.




EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
OF INTERNATIONAL MULTIFOODS CORPORATION

Statement of Changes in Net Assets
Available for Plan Benefits
Year Ended December 31, 1995

                                                                                                     Nonparticipant-
                                                               Participant-Directed                     Directed
                                    ----------------------------------------------------------------    ---------
                                     Company         Fixed        Growth       Equity                   Company
                                      Common        Income        Equity       Index       Balanced      Common
                                    Stock Fund       Fund          Fund         Fund         Fund      Stock Fund      Total
                                    ----------    ----------    ----------   ----------   ----------   ----------   -----------
Investment income:
  Dividends                         $  164,695    $        -    $   58,525   $   61,485   $  111,437   $  334,532   $   730,674
  Interest                               1,099        97,960           520          191            -        2,170       101,940
  Net appreciation in
    fair value
    of investments                     375,762       373,863     2,441,631      759,101      238,465      739,775     4,928,597
                                    ----------    ----------    ----------   ----------   ----------   ----------   -----------
       Total
         investment income             541,556       471,823     2,500,676      820,777      349,902    1,076,477     5,761,211
                                    ----------    ----------    ----------   ----------   ----------   ----------   -----------
Contributions:
   Members                             534,683       767,892     1,580,309      694,101      607,367            -     4,184,352
   Cash contributions
     by Employer                             -             -             -            -            -    1,535,248     1,535,248
                                    ----------    ----------    ----------   ----------   ----------   ----------   -----------
       Total contributions             534,683       767,892     1,580,309      694,101      607,367    1,535,248     5,719,600
                                    ----------    ----------    ----------   ----------   ----------   ----------   -----------
Distributions                       (1,200,476)   (1,702,989)   (1,564,896)    (563,260)    (546,906)  (1,853,845)   (7,432,372)
Fund transfers                         (60,176)      275,186       (56,439)     212,987     (253,090)    (118,468)            -
Transfers from unapplied
  account, net                               -             -             -            -            -      (16,687)      (16,687)
                                    ----------    ----------    ----------   ----------   ----------   ----------   -----------
       Net increase
         (decrease) in
         net assets
         available for
         plan benefits                (184,413)     (188,088)    2,459,650    1,164,605      157,273      622,725     4,031,752

Net assets available for
 plan benefits:
   Beginning of year                 4,122,441     6,859,296     6,617,737    2,159,735    2,517,579    7,593,781    29,870,569
                                    ----------    ----------    ----------   ----------   ----------   ----------   -----------
   End of year                      $3,938,028    $6,671,208    $9,077,387   $3,324,340   $2,674,852   $8,216,506   $33,902,321
                                    ==========    ==========    ==========    =========   ==========   ==========   ===========

See accompanying notes to financial statements.



EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
OF INTERNATIONAL MULTIFOODS CORPORATION

Notes to Financial Statements
December 31, 1996 and 1995


1)   Description of Plan
The following brief description of the Employees' Voluntary Investment and Savings Plan of International Multifoods Corporation (the "Plan") is provided for general information purposes only. For more complete information about the Plan's eligibility, vesting, withdrawal and benefit provisions, employees should refer to their copy of the Summary Plan Description.

The Plan is a voluntary investment and savings plan intended to be a long-term investment program to provide participating employees ("Members") with additional retirement income. Salaried and commissioned employees as well as certain hourly employees of International Multifoods Corporation (the "Company") and participating subsidiaries are eligible for the Plan after one year of qualifying service. The Plan is a salary reduction plan under Section 401(k) of the Internal Revenue Code and qualifies as an Employee Stock Ownership Plan ("ESOP") under Section 4975(e) of the Internal Revenue Code. The ESOP provisions allow the Trustee (Norwest Bank Minnesota, N.A.), at the direction of the Plan Administrator, to purchase common stock of the Company with the proceeds of one or more loans. Any loan transactions entered into must provide that the lender shall be without recourse against the assets of the Plan, except for common stock held in a loan suspense account, and therefore not allocated to participating Members.

The Company and its participating subsidiary corporations (the
"Employer") absorb a major portion of the administrative costs of the Plan, with the Plan absorbing the remainder including audit and accounting fees, legal fees and other administrative costs. The Trustee is responsible for holding the assets of the Plan and participant recordkeeping, and the Company is the Plan Administrator.

Members enter into salary reduction agreements with the Employer and may contribute, within limitations specified by the Internal Revenue Code, from 2% to 15% of covered pay. The Employer's contribution is 50% of the Member's contribution with a limit of 3.5% of the Member's covered pay. Members' deposits are fully vested. Employer contributions are 20% vested after one year of service and continue to vest an additional 20% each year, becoming fully vested after the employee has completed five years of service, or upon reaching age 65, retirement, pre-retirement disability, death and certain other occurrences.

An employee, whether or not such employee has satisfied the service requirement to become a Member, is eligible to contribute any amount that qualifies as a rollover contribution (as defined in the Plan). Rollover contributions are not eligible for Employer matching contributions.


2)   Accounting Policies
Basis of Accounting
-------------------
The Plan's accounting policies conform to generally accepted accounting principles ("GAAP") applied on a consistent basis. The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
----------------
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Investment Valuation and Income Recognition
-------------------------------------------
Significant policies related to investments are summarized below:

    The fair value of investments in the Company's common stock is based upon published quotations.

    The fair value of investments in common trust funds and mutual funds is determined by the trustee or custodian of those funds on the basis of the fair values of the underlying net assets.

    Net appreciation (depreciation) in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses.

    The Member loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Payment of Benefits
-------------------
Benefits are recorded when paid.


3)   Investment Funds
Members may direct their deposits to be invested in any one of the following investment funds: Company Common Stock Fund, Fixed Income Fund, Growth Equity Fund, Equity Index Fund, Aggressive Growth Equity Fund, and the Balanced Fund. Contributions can be allocated to funds in increments of 10%. Contributions and investment balances can be reallocated on a quarterly basis.

The type of investments each fund may make is described in the Plan. Each of the funds may temporarily hold cash or make short-term investments. The Fixed Income Fund, Growth Equity Fund, Equity Index Fund, Aggressive Growth Equity Fund, and the Balanced Fund may not invest in securities of the Company. The following schedule summarizes the type of investments which may be made by each of the funds:

Fund                       Description
-----------------------    ---------------------------------------------
Company Common Stock       Common stock of the Company

Fixed Income               Mutual fund that invests in fixed income
                           securities including contracts with insurance companies and banks

Growth Equity              Mutual fund that invests in equity securities

Equity Index               Mutual fund that invests in equity securities
                           of companies in the Standard and Poor's 500

Aggressive Growth Equity   Mutual fund that invests in equity securities
                           of young, emerging growth companies

Balanced Mutual fund that invests in fixed income securities and equity securities


4)   Member Loans
Effective January 1, 1996, the Plan was amended to allow Members to borrow from their account and repay it through after-tax payroll deductions. Members may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment funds and the Loan Fund. Loan terms range from one to five years. The loans are due and payable 30 days following termination of employment, or earlier in certain circumstances. The loans are secured by the balance in the Member's account and bear interest at the prime rate plus 2%. Principal and interest payments are paid ratably from each paycheck.


5)   Unapplied Retained Employer Contributions
Unapplied retained Employer contributions represent amounts of nonvested past Employer contributions attributable to terminated participating employees, but which do not represent forfeitures until such employees incur a defined break in service. These accounts are available to reduce future Employer contributions upon becoming defined forfeitures, or to be credited to such employees' accounts as a result of rehire if there is not a defined break in service.

Forfeitures of nonvested Employer contributions for the years ended December 31, 1996 and 1995 were $33,173 and $35,076, respectively.


6)   Plan Termination
Although it has not expressed any intention to do so, the Company has the right to terminate the Plan or discontinue contributions with respect to any one or more participating employers. Upon termination or discontinuance of contributions, Employer contribution amounts in Member accounts which have not vested will become vested. Thereafter, full distribution of each fund may be made to Members, either by lump sum payment or by annual installment payments over a period not exceeding ten years.


7)   Distributions
The Plan provides for the distribution of a Member's account balance upon retirement, death, termination of employment or certain other occurrences. In addition, Members who meet certain qualifications as to age and length of participation in the Plan, or who have a proven financial hardship, may elect to withdraw a portion of their account balance. Distributions may be made either by lump sum payment or by annual installment payments over a period not exceeding ten years at the discretion of the Plan Administrator. Distributions from the Company Common Stock Fund of the Plan are made in full shares of common stock of the Company and cash for any fractional share equivalents, except that members whose account balances are less than or equal to $3,500 or 100 shares may elect to receive cash distributions. The number of shares to be distributed is determined by the market value of the common stock as of the valuation date.


8)   Income Taxes
The Company received a tax determination letter dated June 25, 1996, from the Internal Revenue Service stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code and that the trust created under the Plan is therefore exempt from Federal income taxes under provisions of Section 501(a). As of the date of this report, the Company believes that the Plan and its related trust continue to qualify under the provisions of Sections 401(a) and 501(a) and are exempt from Federal income taxes.

The Plan qualifies as a salary reduction plan under Section 401(k) of the Internal Revenue Code. Accordingly, Employer contributions and allocations to Members' accounts of trust earnings are not taxable to Members when made or when credited to the Member's account. However, Member distributions are subject to ordinary income taxes and may be subject to an additional 10% penalty tax.


9)   Reconciliation to Form 5500
At December 31, 1996 and 1995, net assets available for plan benefits in the accompanying financial statements differ from Form 5500, as filed with the Internal Revenue Service as follows:

                                        1996            1995
                                     -----------    -----------
Net assets available for plan
   benefits per Form 5500            $37,412,765    $33,223,503

Adjustment for benefits payable          539,352        678,818
                                     -----------    -----------
Net assets available for
   plan benefits per accompanying
   financial statements              $37,952,117    $33,902,321
                                     ===========    ===========


10)  Investments
The following investments represent 5% or more of the net assets available for plan benefits at December 31, 1996:

                                Face Amount or
                                 No. of Shares        Fair Value
                                --------------        -----------
International Multifoods
  Corporation common stock           612,591          $11,103,212

Fidelity Magellan Fund               125,051           10,085,353

Norwest Stable Return Fund           252,046            5,943,236

Vanguard Equity Index Fund            85,360            5,903,477

Vanguard Balanced Fund               151,927            2,725,571


The following investments represent 5% or more of the net assets available for plan benefits at December 31, 1995:

                                Face Amount or
                                 No. of Shares        Fair Value
                                --------------        -----------
International Multifoods
  Corporation common stock           592,768          $11,929,456

Fidelity Magellan Fund               104,907            9,019,931

Norwest Stable Return Fund           299,969            6,644,318

Fidelity U.S. Equity Index Fund      146,088            3,297,217

Fidelity Balanced Fund               196,242            2,653,194


11)  Party-In-Interest Transactions
Transactions resulting in plan assets being transferred to or used by a related party are prohibited under the Pension Reform Act (the Act) unless a specific exemption applies. The Trustee of the Plan, Norwest Bank Minnesota, N.A., and International Multifoods Corporation are defined as parties-in-interest with respect to the Plan. However, such transactions are exempt under section 408(b)(8) and are not prohibited under the Act.




                                                                    Schedule 1

EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
OF INTERNATIONAL MULTIFOODS CORPORATION

Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1996

                                               Description of investment,
                                                 including maturity date,
Identity of issue, borrower, lessor           rate of interest, collateral,
  or similar party                              and par or maturity value                 Cost         Fair Value
--------------------------------------      -----------------------------------        -----------     ----------
Common stock:
 *International Multifoods Corporation      612,591 shares common stock,               $11,616,280     $11,103,212
                                              par value $0.10 per share
------------------------------------------------------------------------------------------------------------------
     Total common stock                                                                 11,616,280      11,103,212
------------------------------------------------------------------------------------------------------------------

Cash and common trust funds:
  Norwest Bank Minnesota, N.A.:
 *Cash                                                 Cash equivalents                     23,210          23,210
 *Short-term Investment Fund                              11,887 shares                     11,887          11,887
 *Stable Return Fund                                     252,046 shares                  5,175,519       5,943,236
------------------------------------------------------------------------------------------------------------------
     Total cash and common trust funds                                                   5,210,616       5,978,333
------------------------------------------------------------------------------------------------------------------
Shares of registered funds:
  Fidelity Magellan Fund                                125,051 shares                  9,132,968       10,085,353
  Vanguard Equity Index Fund                             85,360 shares                  5,548,995        5,903,477
  Vanguard Balanced Fund                                151,927 shares                  2,789,632        2,725,571
  T Rowe Price New Horizons Fund                         60,393 shares                  1,419,334        1,314,757
------------------------------------------------------------------------------------------------------------------
     Total shares of registered funds                                                  18,890,929       20,029,158
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Participant loan fund                                         -                           544,079          544,079
------------------------------------------------------------------------------------------------------------------
     Total investments                                                                $36,261,904      $37,654,782
==================================================================================================================
* Represents party-in-interest.

See accompanying independent auditors' report.



EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN                   Schedule 2
OF INTERNATIONAL MULTIFOODS CORPORATION

Item 27d - Schedule of Reportable Transactions
Year Ended December 31, 1996

                                                                                                 Fair Value
                                                                                                 of Asset on
                                                            Purchase     Selling      Cost of    Transaction     Net Gain
 Identity of Party Involved         Description of Asset     Price        Price        Asset        Date         or (Loss)
---------------------------------   ---------------------  ----------   ---------    ----------   ----------     ---------
Series of transactions (involving
one security) which exceed 5%
of plan assets.

*International Multifoods
   Corporation                      Common Stock           $2,343,473   $  457,697   $  495,381   $        -    $  (37,684)

*Norwest Bank Minnesota, N.A.       Short-term
                                      Investment Fund       4,326,070    4,418,222    4,418,222            -             -

*Norwest Bank Minnesota, N.A.       Stable Return Fund        794,422    1,870,865    1,678,732            -       192,133

 Fidelity Magellan Fund             Registered Fund         4,508,405    2,868,485    2,638,409            -       230,076

 Fidelity Balance Fund              Registered Fund           509,709    3,135,111    3,044,574            -        90,537

 Fidelity U.S. Equity Index Fund    Registered Fund         2,152,153    5,924,032    4,668,652            -     1,255,380

 Vanguard Equity Index Fund         Registered Fund         5,710,448      170,248      161,453            -         8,795

 Vanguard Balanced Fund             Registered Fund         2,876,730       87,781       87,098            -           683

--------------------------------------------------------------------------------------------------------------------------

Individual transactions
(involving one security)
 which exceed 5% of plan assets.

 Fidelity Balanced Fund             Registered Fund        $2,430,355   $2,507,240   $2,430,355   $2,507,240    $   76,885

 Fidelity U.S. Equity Index Fund    Registered Fund         4,255,704    5,356,027    4,225,704    5,356,027     1,130,323

 Vanguard Balanced Fund             Registered Fund         2,435,769            -    2,435,769    2,435,769             -

 Vanguard Equity Index Fund         Registered Fund         5,297,938            -    5,297,938    5,297,938             -


* Represents party-in-interest

Note:  Certain columns not required for this schedule have been omitted.

See accompanying independent auditors' report.



                                Signature


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   EMPLOYEES' VOLUNTARY
                                   INVESTMENT AND SAVINGS PLAN OF
                                   INTERNATIONAL MULTIFOODS CORPORATION




June 23, 1997                       By  /s/ Joyce G. Traver
                                       Joyce G. Traver
                                       Director - Benefits

                               EXHIBIT INDEX


23     Consent of KPMG Peat Marwick LLP.